03002445

3-4-03

VF3-3-0399

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33522

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Yorktown Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2303 Yorktown Avenue
(No. and Street)

Lynchburg (City) Virginia (State) 24501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles D. Foster (434) 846-1361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

250 West Pratt Street (Address) Baltimore (City) Maryland (State) 21201 (Zip Code)

SEC MAIL RECEIVED PROCESSING
FEB 2 7 2003
WASH. D.C. 165 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 0 2003

OATH OR AFFIRMATION

I, Charles D. Foster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Yorktown Distributors, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

Notary Public

My Commission Expires January 31, 2006.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YORKTOWN DISTRIBUTORS, INC.

Statement of Financial Condition

December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
250 West Pratt Street
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Accountants

To the Board of Directors and Stockholders of
Yorktown Distributors, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Yorktown Distributors, Inc. (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Baltimore, Maryland
February 20, 2003

Yorktown Distributors, Inc.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash	$	101,275
Receivable from brokers and dealers		5,982
Receivable from affiliate		48,635
Investments and other assets		6,952
Total assets	$	162,844

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Payable to brokers or dealers	$	46,775
Other liabilities		787
Total liabilities		47,562
Stockholders' equity		
Common stock, par value $.10; authorized 40,000 shares; issued and outstanding, 1,000 shares		100
Additional paid-in capital		109,934
Retained earnings		5,248
Total stockholders' equity		115,282
Total liabilities and stockholders' equity	$	162,844

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Related Party Transactions

Yorktown Distributors, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides distribution services to American Pension Investors Trust (the "Trust"), an open-end management investment company registered under the Investment Company Act of 1940, and, therefore, is dependent upon the success and growth of the Trust. The principal owner of the Company serves as a trustee of the Trust.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3.

A. Distribution Agreement
As compensation for services performed on behalf of the Trust, the Company receives fees, accrued daily and payable monthly, at annual rates ranging from 0.5% to 1.0% of the average daily net assets of the various funds of the Trust. At December 31, 2002, $45,511 of such fees were receivable from the Trust.

B. Fee Assignments
The Company has an agreement with Yorktown Management & Research Company, Inc. (the "Adviser"), an affiliated investment adviser, to finance the expenses of the Company to the extent necessary for the Company to be in compliance with certain net capital requirements. In return for establishing this arrangement, the Company agreed to assign to the Adviser a portion of its monthly fees received from the Trust that is in excess of the amounts paid to other broker-dealers as trail commissions. For the year ended December 31, 2002, the Adviser did not finance expenses for the Company and the Company did not assign any fees to the Adviser under this agreement. However, the Company did assign $39,300 of other fees to the Adviser.

2. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3. Income Taxes

For the year ended December 31, 2002, the provision for income taxes consisted of $553 ($388 in Federal and $165 in State). The Company accounts for income taxes using the liability method, whereby deferred tax assets and liabilities represent the tax effect of temporary differences between the financial statement and tax bases of assets and liabilities, measured using presently enacted tax rates. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. At December 31, 2002, no deferred tax balances existed.

4. Net Capital Requirements

Pursuant to Rule 15c3-1 (Uniform Net Capital Rule) of the Securities Exchange Act of 1934, the Company is required, as a broker-dealer, to maintain net capital equivalent to the greater of 6 2/3% of its aggregate indebtedness or $25,000. The Company's net capital exceeded this minimum requirement by $74,224 on December 31, 2002. The ratio of aggregate indebtedness to net capital was .48 to 1 on December 31, 2002.